October 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Suzanne Hayes
Jeffrey Gabor

Re:	KemPharm, Inc.
Registration Statement on Form S-3
File No. 333-213926

Acceleration Request

Requested Date:	Monday, October 17, 2016
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-213926) (the “Registration Statement”) to become effective on October 17, 2016, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP, counsel to the Registrant, confirming this request. The Registrant hereby authorizes each of Brent Siler, Matthew Dubofsky, Mark Ballantyne and Nathan Jeffries of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Siler of Cooley LLP, counsel to the Registrant, at (202) 728-7040, or in his absence, any of Matthew Dubofsky at (720) 566-4244, Mark Ballantyne at (703) 456-8084 or Nathan Jeffries at (720) 566-4104.

[Signature page follows]

Very truly yours,

KemPharm, Inc.

By:	/s/ R. LaDuane Clifton
R. LaDuane Clifton
Chief Financial Officer

cc:	Travis C. Mickle, KemPharm, Inc.
Brent B. Siler, Cooley LLP
Matthew P. Dubofsky, Cooley LLP